SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

HOWARD HUGHES HOLDINGS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267T102

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

•

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,852,064
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,852,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON Pershing Square Holdco, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,852,064
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,852,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	This calculation is based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON Pershing Square Holdco GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,852,064
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,852,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON PS Holdco GP Managing Member, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,852,064
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,852,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 18,852,064
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 18,852,064

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,852,064
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q.

This amendment No. 19 (“Amendment No. 19”) to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Howard Hughes Holdings Inc., a Delaware corporation, in connection with the Reorganization (as defined below). This Amendment No. 19 modifies the original Schedule 13D filed on December 4, 2019 (as amended and supplemented prior to the filing of this Amendment No. 19, the “Schedule 13D”) by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“PSCM”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), and (iii) William A. Ackman, a citizen of the United States.

Following the completion of a reorganization of PSCM’s ownership structure (the “Reorganization”), Pershing Square Holdco, L.P., a Delaware limited partnership (“PS Holdco”), Pershing Square Holdco GP, LLC, a Delaware limited liability company (“PS Holdco GP”), and PS Holdco GP Managing Member, LLC, a Delaware limited liability company (“ManagementCo”), may, as of July 16, 2024, be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares, and, therefore, may be deemed to be beneficial owners of the Subject Shares and are thus included as Reporting Persons. This Amendment No. 19 is being filed to (i) update the names of the Reporting Persons after giving effect to the Reorganization and (ii) to disclose certain material agreements entered into by the Pershing Square Affiliated Funds (as defined below) in connection with a spin-off of the Issuer’s entertainment-related business.

Capitalized terms used but not defined in this Amendment No. 19 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 19, the Schedule 13D is unchanged.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby replaced with the following information:

“This statement on Schedule 13D relates to the Common Stock of Howard Hughes Holdings Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 9950 Woodloch Forest Drive, Suite 1100, The Woodlands, TX, 77380.

The Reporting Persons (as defined below) beneficially own 18,852,064 shares of Common Stock (the “Subject Shares”).

The Subject Shares represent approximately 37.5% of the outstanding shares of Common Stock, based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Issuer’s Form 10-Q filed on May 8, 2024 for the quarter ended March 31, 2024 (the “Form 10-Q”).”

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby replaced with the following information:

“(a), (f) This statement is being filed by:

(i) PSCM;

(ii) PS Holdco;

(iii) PS Holdco GP;

(iv) ManagementCo; and

(v) William A. Ackman, a citizen of the United States of America (together with PSCM, PS Holdco, PS Holdco GP and ManagementCo, the “Reporting Persons”).

The Reporting Persons entered into a joint filing agreement, dated as of July 18, 2024, a copy of which is filed herewith as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

(c) PSCM’s principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership (“PSLP”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PSI”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PSLP and PSI, the “Pershing Square Affiliated Funds”).

PS Holdco’s principal business is primarily to serve as a holding company for the business of PSCM.

PS Holdco GP’s principal business is to serve as the sole general partner of PS Holdco.

ManagementCo’s principal business is to serve as the sole member of PS Holdco GP and other Pershing Square entities.

The principal occupation of William A. Ackman is to serve as (i) the Chief Executive Officer of PSCM, (ii) a director of PS Holdco GP and (iii) a member of ManagementCo.

The name, business address, present principal occupation and citizenship of each member of ManagementCo are set forth in Schedule I hereto and are incorporated herein by reference.

(d), (e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“Mr. Ackman elected not to stand for reelection at the Issuer’s 2024 Annual Meeting of Stockholders. Mr. Ben Hakim, who is the President of PSCM and a member of ManagementCo, was elected to fill the vacancy left by Mr. Ackman on the Issuer’s board of directors.

The Issuer has announced its intention to separate into two independent publicly-traded companies (the “Separation”), by distributing pro rata to its stockholders shares in Seaport Entertainment Group Inc. (“Seaport Entertainment”). Seaport Entertainment will, following the Separation, own and operate the Issuer’s entertainment-related assets in New York City and Las Vegas and certain other assets and liabilities. The Issuer and Seaport Entertainment have also announced that Seaport Entertainment intends subsequent to its distribution from the Issuer to conduct a rights offering intended to raise up to $175 million in proceeds before expenses (the “Rights Offering”).

In connection with the Rights Offering, the Pershing Square Affiliated Funds entered into a standby purchase agreement (the “Standby Purchase Agreement”) with Seaport Entertainment on July 18, 2024, pursuant to which the Pershing Square Affiliated Funds have agreed, severally and not jointly, to (i) exercise their pro rata subscription rights with respect to the Rights Offering and (ii) purchase on a pro rata basis any shares that are not purchased in the Rights Offering upon the expiration thereof at the Rights Offering price up to $175 million in the aggregate. To the extent that Seaport Entertainment stockholders do not participate in the Rights Offering, the Standby Purchase Agreement could result in the Pershing Square Affiliated Funds owning a significantly higher percentage of Seaport Entertainment’s common stock than they will hold immediately following the distribution.

The Standby Purchase Agreement includes customary closing conditions, including that there will not have been a material adverse effect on the Seaport Entertainment business. The obligations of the Pershing Square Affiliated Funds under the Standby Purchase Agreement will expire on October 25, 2024, or approximately 90 days from the date of the Standby Purchase Agreement. Additionally, the Standby Purchase Agreement provides that the Pershing Square Affiliated Funds will not be paid any fee or other consideration for providing the standby commitment, although Seaport Entertainment has agreed to reimburse the Pershing Square Affiliated Funds for certain reasonable out of pocket expenses.

Under the Standby Purchase Agreement, the Pershing Square Affiliated Funds and Seaport Entertainment will also agree to enter into an investor rights agreement (the “Investor Rights Agreement”), which will provide the Pershing Square Affiliated Funds with certain rights, including, under certain circumstances and subject to certain restrictions, rights with respect to the registration of its shares of Seaport Entertainment common stock under the Securities Act of 1933 (the “Securities Act”), including customary demand and piggyback registration rights. Any request for registration under a demand registration must cover shares with an aggregate fair market value of at least $25 million. The Pershing Square Affiliated Funds will be entitled to request an unlimited number of underwritten offerings but Seaport Entertainment will not be obligated to undertake more than one such underwritten offering in any twelve-month period. Under the Pershing Square Affiliated Funds’ “piggyback” registration rights, Seaport Entertainment will provide notice to the Pershing Square Affiliated Funds if it proposes to register securities under the Securities Act, whether for an offering by Seaport Entertainment or for the account of other security holders, and the Pershing Square Affiliated Funds will have the right to require that Seaport Entertainment include shares of the Pershing Square Affiliated Funds or their affiliates in such registration, subject to customary marketing and other limitations.

The Pershing Square Affiliated Funds will also have the right to nominate one individual to serve on the Seaport Entertainment board of directors; and, if Seaport Entertainment were to increase the size of its board of directors to more than five directors, the Pershing Square Affiliated Funds will have the right to nominate individuals representing at least 20% of the total number of directors. Seaport Entertainment’s obligations under the provisions of the Investor Rights Agreement related to nomination rights will terminate on the date on which affiliated funds of Pershing Square no longer beneficially own at least 10% of the total outstanding shares of Seaport Entertainment common stock.”

Item 5.	Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 of the Schedule 13D is hereby replaced with the following information:

“(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

PSCM, as the investment adviser to the Pershing Square Affiliated Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the indirect sole owner of PSCM, PS Holdco may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the sole general partner of PS Holdco, PS Holdco GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the sole member of PS Holdco GP, ManagementCo may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As (i) the Chief Executive Officer of PSCM, (ii) a director of PS Holdco GP and (iii) a member of ManagementCo, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As of the date hereof, (i) Halit Coussin, Chief Legal Officer of PSCM, beneficially owns 23 shares of Common Stock, (ii) Michael Gonnella, Chief Financial Officer of PSCM, beneficially owns 298 shares of Common Stock, (iii) Ben Hakim, President of PSCM, beneficially owns 29 shares of Common Stock, and (iv) Ryan Israel, Chief Investment Officer of PSCM, beneficially owns 970 shares of Common Stock, representing, in the case of each of (i) through (iv) less than 0.01% of the outstanding shares of Common Stock, based on 50,259,345 shares of Common Stock outstanding as of May 1, 2024, as reported in the Form 10-Q. Other than as set forth herein, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I beneficially owns any shares of Common Stock.”

Section (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“(c) No reportable transactions were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I within the last 60 days prior to this Amendment No. 19.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The information set forth in Item 4 of Amendment No. 19 is incorporated by reference into this Item 6 as if restated in full.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2024

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
By: PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO, L.P.
By:	Pershing Square Holdco GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PERSHING SQUARE HOLDCO GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

PS HOLDCO GP MANAGING MEMBER, LLC

By	/s/ William A. Ackman
William A. Ackman
Authorized Signatory

WILLIAM A. ACKMAN

By	/s/ William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 18, 2024, among PSCM, PS Holdco, PS Holdco GP, ManagementCo and William A. Ackman.

Exhibit 99.2	Trading data.*

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.*

Exhibit 99.4	Registration Rights Agreement.*

Exhibit 99.5	Trading data.*

Exhibit 99.6	Share Purchase Agreement (incorporated by reference and attached as Exhibit 1.2 of the Issuer’s Form 8-K filed March 31, 2020).*

Exhibit 99.7	Lock-up Letter Agreement, dated March 27, 2020, from PSCM, on behalf of the Pershing Square Affiliated Funds, to BofA Securities, Inc., J.P. Morgan Securities, LLC and Wells Fargo Securities, LLC, as representatives of the several underwriters listed in the underwriting agreement for the public offering.*

Exhibit 99.8	Form of Confirmation for Put Options.*

Exhibit 99.9	Trading data.*

Exhibit 99.10	Trading data.*

Exhibit 99.11	Trading data.*

Exhibit 99.12	10b5-1 Purchase Plan.*

Exhibit 99.13	Trading data.*

Exhibit 99.14	Trading data.*

Exhibit 99.15	Trading data.*

Exhibit 99.16	Trading data.*

Exhibit 99.17	Trading data.*

Exhibit 99.18	Trading data.*

Exhibit 99.19	Standby Purchase Agreement, dated as of July 18, 2024, among Seaport Entertainment, Issuer, PSH, PSLP and PSI.

Exhibit 99.20	Form of Investor Rights Agreement among PSH, PSLP, PSI, Seaport Entertainment and the other parties thereto from time to time.

*	Previously filed.

SCHEDULE I

The name of each member of PS Holdco GP Managing Member, LLC is set forth below.

The business address of each person listed below is c/o PS Holdco GP Managing Member, LLC, 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below.

NAME	PRESENT PRINCIPAL OCCUPATION

William A. Ackman	Chairman and Chief Executive Officer of Pershing Square Capital Management, L.P.

Ryan Israel	Chief Investment Officer of Pershing Square Capital Management, L.P.

Nicholas Botta	Vice Chairman of Pershing Square Capital Management, L.P.

Ben Hakim	President of Pershing Square Capital Management, L.P.

Michael Gonnella	Chief Financial Officer of Pershing Square Capital Management, L.P.

Halit Coussin	Chief Legal Officer of Pershing Square Capital Management, L.P.